EXHIBIT A
Cover Letter to the Offer to Purchase and Letter of Transmittal
[Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. Letterhead]
IF YOU DO NOT WANT TO SELL YOUR
UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.
June 29, 2011
Dear Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. Member:
     We are writing to inform you of important dates relating to a tender offer by Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (the “Fund”) pursuant to which the Fund is offering to repurchase units of limited liability company interests in the Fund (“Units”), as described in the attached Offer to Purchase.
     In addition, as you may know, on June 2, 2011, Robeco Groep, N.V. (“Robeco Groep”) and Arden Asset Management LLC (“Arden”) announced an agreement under which Robeco Groep will transfer to Arden management of Robeco Investment Management, Inc.’s (the “Adviser”) fund of hedge funds division, Robeco-Sage (the “Transaction”). The Transaction is expected to close effective October 1, 2011 (the “Closing”), subject to meeting certain conditions to closing. The Fund’s currently effective investment advisory agreement with the Adviser will terminate in connection with the Transaction, effective upon the Closing.
     In connection with the Transaction, at an in-person meeting held on June 6, 2011, the Board of Managers (“Board”) of the Fund approved a new investment advisory agreement (the “New Advisory Agreement”) between the Fund and Arden, to be effective upon the Closing. The New Advisory Agreement is subject to the approval of members of the Fund. It is currently anticipated that proxy materials regarding the New Advisory Agreement will be distributed to Members in the beginning of the third quarter of 2011 and that a meeting of Members to consider the New Advisory Agreement will be held on September 9, 2011. Please refer to the proxy materials for more information about the New Advisory Agreement.
     Also at the June 6 meeting, the board of managers of Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C. (the “TEI Master Fund”) approved the reorganization of the TEI Master Fund with and into Robeco-Sage Multi-Strategy Master Fund (“the “Master Fund”), into which the Fund invests substantially all of its assets, whereby the TEI Master Fund would transfer all of its assets and liabilities to the Master Fund, and, in return, the Master Fund would issue units of the Master Fund to members of the TEI Master Fund in an amount equal to the value of their units in the TEI Master Fund (the “Reorganization”). The Reorganization is subject to certain conditions, including approval by members of the TEI Master Fund, and is expected to close on or about October 1, 2011.
     Additionally, at the June 6 meeting, the Board approved the elimination of the 2% repurchase fee (which had been applicable to repurchases made within one year of investment) chargeable to Members whose Interests are repurchased effective on or after June 30, 2011.
INFORMATION ABOUT THE TENDER OFFER
     As described in the attached Offer to Purchase, the Fund is offering to purchase from Members up to $12 million of Units at a price equal to the net asset value of Units determined as of September 30, 2011. The tender offer period will begin on June 29, 2011 and will end at 12:00 midnight, Eastern time, on July 27, 2011. The purpose of the tender offer is to provide liquidity to members that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.
     Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than July 27, 2011. If you do not wish to tender your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY OF YOUR UNITS AT THIS TIME.
     All tenders of Units must be received by UMB Fund Services, Inc. either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by July 27, 2011.
     If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call UMB Fund Services, Inc. at (877) 491-4991.
Sincerely,
ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.